Filed Pursuant to Rule 424(b)(3)
Registration No. 333-196886
JONES LANG LASALLE INCOME PROPERTY TRUST, INC.
SUPPLEMENT NO. 5 DATED MAY 21, 2015
TO THE PROSPECTUS DATED MARCH 27, 2015

This Supplement No. 5 is part of the prospectus of Jones Lang LaSalle Income Property Trust, Inc. and should be read in conjunction with the prospectus. Terms used in this Supplement No. 5 and not otherwise defined herein have the same meanings as set forth in our prospectus and any supplements thereto. The purpose of this supplement is to disclose:
•the acquisition of Skokie Commons and
•an update to our Advisor's Continental Europe Investment Committee.

Skokie Commons
On May 15, 2015, we acquired Skokie Commons, a 93,000 square foot, 97% leased, grocery anchored retail center for approximately $43.75 million from NRG Touhy McCormick, LLC. Skokie Commons, located in Skokie, Illinois, is anchored by Mariano’s and has six in-line tenants including Longhorn Steakhouse, Bank of America and Starbucks. The acquisition was funded with proceeds from a $24.4 million mortgage loan for 10 years that bears interest at a fixed rate of 3.31% and cash on hand.  An under-construction drive-in bank outlet is under contract to be purchased at a future date for an additional $4.75 million.

Continental Europe Investment Committee
In evaluating investment opportunities for our real estate portfolio, our advisor will utilize its regional investment committees for North America, Continental Europe, the Asia Pacific region and the United Kingdom. All acquisitions and dispositions of properties in our portfolio will be subject to the prior review and approval of the investment committee in the geographic region of the investment. Each of the investment committees is comprised of senior real estate professionals who individually have between 15 and 30 years of experience in the real estate industry. There has been a change to the membership of our Continental Europe Investment Committee and a brief description of it and its current members follows:
Our advisor will utilize the Continental Europe Investment Committee in evaluating potential investment opportunities for our real estate portfolio throughout Continental Europe. The Continental Europe Investment Committee will review and approve, by majority vote, each potential investment in a property located in Europe before our advisor may consider the opportunity for our portfolio. The members of the Continental Europe Investment Committee are Jeff A. Jacobson, James S. Lyon, Simon W. Marrison, Mahdi A. Mokrane and Andrew J. Watson.